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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Foamex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   344123104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                     D. E. Shaw Laminar Portfolios, L.L.C.
                          Attn:  Compliance Department
                          120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   Copies to:

                            Christopher Boies, Esq.
                         Boies, Schiller & Flexner LLP
                                333 Main Street
                                Armonk, NY 10504
                                  914-749-8200


                                 April 20, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------


CUSIP NO. 344123104               13D                         PAGE 1 OF 25 PAGES
--------------------------------------------------------------------------------
1.  Name Of Reporting Person
    I.R.S. Identification No. of Above Person

    D. E. Shaw Laminar Portfolios, L.L.C.
    FEIN 01-0577802
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    4,888,426(1)
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    4,888,426(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,888,426(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     18.8%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) The 4,888,426 share number set forth above includes (a) the 3,388,426 shares of Common Stock beneficially owned by the Reporting Person, plus (b) 1,500,000 shares of Common Stock into which the 15,000 shares of Series B Preferred Stock beneficially owned by the Reporting Person may be converted.
(2) With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 26,009,728 was used as the total amount of outstanding shares of Common Stock of the Issuer, which includes (a) the 24,509,728 total outstanding shares of Common Stock reported by the Company in its 10-K for the fiscal year ended January 1, 2006, and (b) the 1,500,000 shares of Common Stock issuable upon full conversion of the 15,000 shares of Series B Preferred Stock beneficially owned by the Reporting Person.

--------------------------------------------------------------------------------


CUSIP NO. 344123104               13D                         PAGE 2 OF 25 PAGES
--------------------------------------------------------------------------------
1.  Name Of Reporting Person
    I.R.S. Identification No. of Above Person

    D. E. Shaw & Co., L.P.
    FEIN 13-3695715
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    4,888,426(1)
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    4,888,426(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,888,426(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     18.8%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IA, PN
--------------------------------------------------------------------------------
(1) The 4,888,426 share number set forth above includes (a) the 3,388,426 shares of Common Stock beneficially owned by the Reporting Person, plus (b) 1,500,000 shares of Common Stock into which the 15,000 shares of Series B Preferred Stock beneficially owned by the Reporting Person may be converted.
(2) With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 26,009,728 was used as the total amount of outstanding shares of Common Stock of the Issuer, which includes (a) the 24,509,728 total outstanding shares of Common Stock reported by the Company in its 10-K for the fiscal year ended January 1, 2006 and (b) the 1,500,000 shares of Common Stock issuable upon full conversion of the 15,000 shares of Series B Preferred Stock beneficially owned by the Reporting Person.

--------------------------------------------------------------------------------


CUSIP NO. 344123104               13D                         PAGE 3 OF 25 PAGES
--------------------------------------------------------------------------------
1.  Name Of Reporting Person
    I.R.S. Identification No. of Above Person

    D. E. Shaw & Co., L.L.C.
    FEIN 13-3799946
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    4,888,426(1)
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    4,888,426(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,888,426(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     18.8%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------
(1) The 4,888,426 share number set forth above includes (a) the 3,388,426 shares of Common Stock beneficially owned by the Reporting Person, plus (b) 1,500,000 shares of Common Stock into which the 15,000 shares of Series B Preferred Stock beneficially owned by the Reporting Person may be converted.
(2) With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 26,009,728 was used as the total amount of outstanding shares of Common Stock of the Issuer, which includes (a) the 24,509,728 total outstanding shares of Common Stock reported by the Company in its 10-K for the fiscal year ended January 1, 2006, and (b) the 1,500,000 shares of Common Stock issuable upon full conversion of the 15,000 shares of Series B Preferred Stock beneficially owned by the Reporting Person.

--------------------------------------------------------------------------------


CUSIP NO. 344123104               13D                         PAGE 4 OF 25 PAGES
--------------------------------------------------------------------------------
1.  Name Of Reporting Person
    I.R.S. Identification No. of Above Person

    David E. Shaw
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    AF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    4,888,426(1)
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    4,888,426(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,888,426(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     18.8%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
(1) The 4,888,426 share number set forth above includes (a) the 3,388,426 shares of Common Stock beneficially owned by the Reporting Person, plus (b) 1,500,000 shares of Common Stock into which the 15,000 shares of Series B Preferred Stock beneficially owned by the Reporting Person may be converted.
(2) With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 26,009,728 was used as the total amount of outstanding shares of Common Stock of the Issuer, which includes (a) the 24,509,728 total outstanding shares of Common Stock reported by the Company in its 10-K for the fiscal year ended January 1, 2006, and (b) the 1,500,000 shares of Common Stock issuable upon full conversion of the 15,000 shares of Series B Preferred Stock beneficially owned by the Reporting Person.

ITEM 1.     SECURITY AND THE ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Foamex International Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive offices of the Issuer are located at 1000 Columbia Avenue, Linwood, PA 19061.


ITEM 2.     IDENTITY AND BACKGROUND

     (a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

     (b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

     (c) The principal business of Laminar is that of a limited liability company focusing primarily on distressed-securities related investment strategies. Laminar does not have any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

     (d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In acquiring 2,494,526 shares of Common Stock and 15,000 shares of Series B Preferred Stock (convertible into 1,500,000 shares of Common Stock in accordance with the terms thereof) on April 20, 2006, Laminar expended approximately $1,198,357.80 (excluding commissions) of its working capital. In acquiring 893,900 shares of Common Stock prior to April 20, 2006, Laminar expended approximately $140,594.99 (excluding commissions) of its working capital.


ITEM 4.     PURPOSE OF TRANSACTION

     On April 20, 2006, Laminar entered into a Securities Purchase Agreement (the "Purchase Agreement") with The Bank of Nova Scotia pursuant to which Laminar purchased 2,494,526 shares of Common Stock and 15,000 shares of Series B Preferred Stock, par value $1.00 per share ("Preferred Stock"). A copy of the Purchase Agreement is attached hereto as Exhibit 4.

     Laminar purchased the shares of Common Stock and Preferred Stock for the purpose of investing in the Issuer. Laminar will review its investment in the shares of Common Stock and Preferred Stock from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock and Preferred Stock or other securities related to the Issuer, and other general market and investment conditions, Laminar may determine to:

          -- acquire through open market purchases or otherwise additional shares of Common Stock or Preferred Stock; or

          -- sell shares of Common Stock or Preferred Stock through the open market or otherwise.

Such transactions may take place at any time without prior notice. There can be no assurance, however, that any Reporting Persons will take any such action.

     As part of Laminar's ongoing review of its respective investment in Common Stock and Preferred Stock of the Issuer, Laminar will from time to time hold talks or discussions with, write letters to, and respond to inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives. In addition, Laminar may in its sole and absolute discretion take such action it deems necessary to preserve the value of its investments in the Issuer through bankruptcy court action, litigation or other similar strategies.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) Based upon the Issuer's Annual Report on Form 10-K for the year ended January 1, 2006, there were 24,509,728 shares of Common Stock outstanding as of March 17, 2006. The Subject Shares (defined below) reported on this
Schedule 13D are comprised of (i) 3,388,426 shares of Common Stock in the name of Laminar and (ii)

1,500,000 shares of Common Stock into which the 15,000 shares of Preferred
Stock in the name of Laminar may be converted. Using a total amount of Common Stock equal to 26,009,728 (which includes the 24,509,728 total outstanding shares of Common Stock reported by the Issuer in its 10-K for the fiscal year ended January 1, 2006, and the 1,500,000 shares of Common Stock issuable upon full conversion of the Preferred Stock) (the "Total Share Count"), the 4,888,426 shares of Common Stock beneficially owned by Laminar (the "Subject Shares") represent approximately 18.8% of the Total Share Count. Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares.

     DESCO LP as Laminar's investment adviser and DESCO LLC as Laminar's managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.

     David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

     As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

     (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all brokered transactions by the Reporting Persons in the shares of Common Stock within the last 60 days are set forth below:

                                     NO. OF SHARES
NAME             DATE                PURCHASED/(SOLD)            PRICE PER SHARE
-------          --------            ----------------            ---------------
Laminar          03/21/06                 53,900                     $0.0941
Laminar          03/22/06                195,000                     $0.1420
Laminar          03/23/06                400,000                     $0.1450
Laminar          04/06/06                105,000                     $0.1946
Laminar          04/07/06                 50,000                     $0.2100
Laminar          04/10/06                 90,000                     $0.2100

The trading dates, number of shares of Common Stock purchased or sold and the price per share for all private placement transactions by the Reporting Persons in the shares of Common Stock within the last 60 days are set forth below:

                                     NO. OF SHARES
NAME             DATE                PURCHASED/(SOLD)            PRICE PER SHARE
-------          --------            ----------------            ---------------
Laminar          04/20/06               2,494,526                    $0.3000

The trading dates, number of shares of Preferred Stock purchased or sold and the price per share for all private placement transactions by the Reporting Persons in the shares of Preferred Stock within the last 60 days are set forth below:

                                     NO. OF SHARES
NAME             DATE                PURCHASED/(SOLD)            PRICE PER SHARE
-------          --------            ----------------            ---------------
Laminar          04/20/06                 15,000                     $30.00

Except as set forth above, within the last 60 days, no other transactions in shares of Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

     Clause (e) of Item 5 of Schedule 13D is not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3 Joint Filing Agreement, by and among the Reporting Persons, dated April 20, 2006.

Exhibit 4 Securities Purchase Agreement, by and among The Bank of Nova Scotia and D. E. Shaw Laminar Portfolios, L.L.C., dated as of April 20, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference. Dated: April 20, 2006

                                    D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                    BY: D. E. SHAW & CO., L.L.C.,
                                        as managing member


                                        By: /s/ Julius Gaudio
                                           ------------------------------------
                                           Name:  Julius Gaudio
                                           Title: Managing Director


                                    D. E. SHAW & CO., L.P.


                                    By: /s/ Julius Gaudio
                                       ----------------------------------------
                                       Name:  Julius Gaudio
                                       Title: Managing Director


                                    D. E. SHAW & CO., L.L.C.


                                    By: /s/ Julius Gaudio
                                       ----------------------------------------
                                       Name:  Julius Gaudio
                                       Title: Managing Director


                                    DAVID E. SHAW


                                    By: /s/ Julius Gaudio
                                       ----------------------------------------
                                       Name:  Julius Gaudio
                                       Title: Attorney-in-Fact for David E. Shaw